02035869

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAY 1 5 2002
1086

Form 6-K

For the month of April 2002

BOOKHAM TECHNOLOGY PLC
(Exact name of Registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No X

On April 29, 2002, Bookham Technology plc (the "Company") issued a press release announcing that it had received notification of a decrease to less than 3% ownership by Morley Fund Management Limited of the Company's shares. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On April 30, 2002, the Company issued a press release announcing its results for the first quarter ended March 31, 2002. A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibits

99.1 Press Release issued on April 29, 2002.

99.2 Press Release issued on April 30, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

By: ______________________

Name: Giorgio Anania

Title: Chief Executive Office and President

BOSTON 1416720v1

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

BOOKHAM® technology

Oxfordshire, UK – 29th April, 2002: Bookham Technology plc announces that on 29th April 2002 it received notification from Morley Fund Management Limited (a subsidiary of CGNU plc) that, following a disposal of shares by Morley Fund Management Limited its shareholding in the Company is now less than 3% of the issued share capital of the Company.

PRESS RELEASE
EMBARGOED – NOT FOR PUBLICATION BEFORE 07:00HRS ON TUESDAY 30 APRIL 2002

BOOKHAM TECHNOLOGY PLC
ANNOUNCE FIRST QUARTER RESULTS 2002

Oxfordshire, UK – 30 April 2002: Bookham Technology plc (LSE: BHM, Nasdaq: BKHM), a leading provider of integrated optical components and modules for fiber optic communication networks, today announced results for the first quarter ended 31 March 2002. The results include those of Marconi's optical components business (MOC) since 1 February 2002, the closing date of the acquisition.

Highlights for first quarter ended 31 March 2002

- Revenues grew significantly in the first quarter 2002 to £5.6 million ($8.0 million), up 169% sequentially from fourth quarter 2001, and down 52% from first quarter 2001. Marconi, Nortel Networks and Fujitsu Telecom were 10% customers, representing 55%, 15% and 10% of sales respectively.

- The cash burn for the quarter was £22.2 million ($35.7 million) up from £14.9 million ($21.8 million) in the fourth quarter 2001, reflecting the anticipated level of investment in MOC, and acquisition-related one-time costs. The company's cash position remains strong, with £162.6 million ($234.2 million) at the end of the quarter.

- The acquisition and integration of MOC has proceeded very well and has received enthusiastic reactions from key customers.

- Net loss for the quarter excluding one-time charges was £15.9 million ($22.9 million) compared with £14.1 million ($20.3 million) in fourth quarter 2001 and £10.1 million ($14.5 million) in first quarter 2001.

- Announcement of a new integrated broad-tunable laser for 10Gb/s and 40Gb/s transmitter solutions and a Multi-Channel Link, an eight-channel optical link product.

Commenting on the results, Giorgio Anania, President and Chief Executive Officer, said: "We are pleased with our results for this quarter. With the acquisition of MOC, we believe we now have most of the key components required for next-generation optical networks. The company now has three disrupting technologies, each capable of significantly reducing optical component costs through integration. Our broader product portfolio makes us more relevant to our customers as they seek to reduce the number of suppliers they use. We have seen revenues beginning to grow again and product design-ins moving to the final stage of product qualification and look forward to beginning commercial production shortly thereafter."

Operating review

The acquisition of the optical components business from Marconi significantly accelerated the company's integration strategy and significantly broadened the product portfolio, which now includes integrated transmitters, fixed and tunable lasers and established erbium doped fiber amplifiers (EDFAs). The company also commenced shipping Gallium Arsenide (GaAs) modulators in the quarter, under a supply contract.

In addition, at the Optical Fiber Communications (OFC) Conference in March, the company made significant product announcements and technology demonstrations. These developments reflected the end-to-end solutions capability the company now offers along with the continued investment in R&D and the extended product range. The company is seeing significant pull from customers to start design-in activities on these new products.

Financial commentary

All US dollar numbers have been translated at £1 = $1.44 for the convenience of the reader.

First quarter ended 31 March 2002

Revenue: Revenue for the quarter ended 31 March 2002 was £5.6 million ($8.0 million), a 169% increase from the £2.1 million ($3.1 million) in the fourth quarter of 2001 and a 52% decline compared with first quarter 2001, reflecting the downturn in the market. The supply agreement with Marconi, secured as part of the acquisition of MOC, and demand for active products accounted for the strong sequential increase in revenue. Excluding sales to Marconi (but including sales from MOC to other parties), revenue for the quarter was up 20% over the previous quarter. The decline in revenue from the first quarter of 2001 relates to the overall decline in demand in the industry and the supply of Mini-DILs to Nortel Networks under a supply contract, which expired in 2001.

Marconi, Nortel Networks and Fujitsu Telecom were over 10% customers for the quarter and represented 55%, 15% and 10% respectively. On the product side, DWDM products accounted for 57% and active products for 43% of revenue for the quarter.

Operating loss (before exceptional items) under UK GAAP: The gross loss (loss at the gross margin level) was £4.8 million ($6.9 million) in the first quarter 2002, up from £4.0 million ($5.8 million) in the fourth quarter 2001, and up from £0.7 million ($1.0 million) in the first quarter 2001. While the gross loss increased sequentially as a result of the increased fixed manufacturing base absorbed as part of the MOC acquisition, the company continued to make progress on cost reduction and yield improvement efforts.

There was a slight increase in operating expenses of 4% from the fourth quarter 2001, as a result of the addition of MOC for two months from 1 February 2002. Compared to the first quarter of 2001, operating expenses excluding National Insurance provision on stock options declined 8% on lower research and development expenditures.

Net loss (including exceptionals for UK GAAP and one-time charges for US GAAP): The net loss for UK GAAP in the first quarter 2002 was £17.0 million ($24.4 million) and loss per share was £0.12 ($0.18). Under US GAAP, the net loss in the first quarter 2002 was £21.2 million ($30.5 million) and loss per share was £0.15 ($0.22), which included a one-time charge of £4.2 million ($6.1 million) relating to the immediate write-off of in process research and development (IPR&D), from the MOC acquisition.

Cash and cash equivalents: Cash and cash equivalents as of 31 March 2002 were £162.6 million ($234.2 million) compared with £184.8 million ($269.8 million) at 31 December 2001. The cash burn for the first quarter 2002 was £22.2 million ($35.6 million), including a working capital increase of £2.6 million ($3.74 million) excluding working capital acquired as part of the MOC transaction.

Outlook

The company expects sequential quarter on quarter revenue growth for the remainder of the year, even in the absence of an upturn in market growth.

The company continues to actively monitor its costs and expects to continue the trend of past quarters of reducing overhead costs and cash burn.

For further information, please contact:

Bookham Technology:	Financial Dynamics:	Financial Dynamics:
Tel: +44 (0) 1235 837000	Tel: +44 (0) 20 7831 3113	Tel: +1 (212) 497 9202
Giorgio Anania – President and CEO Steve Abely – Chief Financial Officer Sharon Ostaszewska – Director Communications	Sarah Marsland Sarah Manners Juliet Clarke	Deborah Ardern-Jones Matt Dallas

The company will be hosting a conference call to discuss this set of results on Tuesday 30 April 2002 at 13:30 (BST), 08:30 (EST). Dial in numbers are as follows:

UK/European participants	**+44 (0) 20 8781 0574**
US participants	**+1 800 672 4021**

A taped recording will be available approximately 1 hour after the call ends for 5 days. Dial in numbers are as follows:

UK/European participants	**+44 (0) 20 8288 4459** **(access code: 615262)**
US participants	**+1 703 736 7336** **(access code: 615262)**

A taped recording will also be available on the company's web site, www.bookham.com

Bookham Technology (LSE: BHM; Nasdaq: BKHM) designs, manufactures and markets integrated multi-functional active and passive optical components using high volume production methods. Using patented silicon-based ASOC, Gallium Arsenide and Indium Phosphide technologies, the company provides end-to-end networking solutions that offer higher performance and greater systems capability to communications network system providers.

The company, whose securities are traded on Nasdaq and the London Stock Exchange, is headquartered in the UK, with offices and manufacturing facilities in the US and UK, and has additional offices in France, Italy, Japan and China. The company employs approximately 850 people world-wide.

More information on Bookham Technology is available at www.bookham.com
Bookham and ASOC are registered trademarks of Bookham Technology plc

Statements made in this financial commentary and elsewhere in this report include certain forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, uncertainties relating to demand for the group's products, demand for optical components generally and overall future growth in the market for optical components, uncertainties relating to the group's investment in, and reorganization of, its manufacturing capacity, production equipment and personnel and related impact on profitability, quarterly variations in financial results, manufacturing capacity yields and inventory, intellectual property issues, issues surrounding integration of the optical components business acquired from Marconi and other uncertainties that are discussed in the "Risk Factors" section of the group's annual report on Form 20-F for the fiscal year ended 31 December 2001, which will be on file with the Securities and Exchange Commission and the "Risk Factors" section of the group's annual report on Form 20-F dated 25 May 2001 which is on file with the Securities and Exchange Commission. Forward-looking statements represent the group's estimates as of the date made, and should not be relied upon as representing the group's estimates as of any subsequent date. While the group may elect to update forward-looking statements in the future, it disclaims any obligation to do so.

Bookham Technology plc
Consolidated Profit and Loss Account for the First Quarter Ended 31 March 2002 – UK GAAP

	Before Exceptional Items 31 March 2002 Unaudited £'000	Exceptional Items 31 March 2002 Unaudited £'000	After Exceptional Items 31 March 2002 Unaudited £'000	Quarter Ended 1 April 2001 Unaudited £'000
Turnover	5,586	-	5,586	11,611
Cost of sales	(10,468)	(270)	(10,738)	(13,320)
Gross loss	(4,882)	(270)	(5,152)	(1,709)
Administrative expenses				
Research and development	(8,588)	(514)	(9,102)	(10,296)
National Insurance on stock options	-	-	-	627
Other	(3,942)	(245)	(4,187)	(4,009)
	(12,530)	(759)	(13,289)	(13,678)
Other operating income	21	-	21	16
Operating loss	(17,391)	(1,029)	(18,420)	(15,371)
Interest, net	1,461	-	1,461	3,635
Loss on ordinary activities before taxation	(15,930)	(1,029)	(16,959)	(11,736)
Tax on loss on ordinary activities	-	-	-	-
Loss for the financial period	(15,930)	(1,029)	(16,959)	(11,736)
Loss per ordinary share (basic and diluted)	£(0.11)	£(0.01)	£(0.12)	£(0.09)
Weighted average ordinary shares Outstanding ('000)	138,696	138,696	138,696	127,760

Bookham Technology plc
Consolidated Balance Sheet – UK GAAP

	31 March 2002 Unaudited £'000	1 April 2001 Unaudited £'000	31 Dec 2001 Audited £'000
Intangible fixed assets	**1,293**	27,521	1,666
Tangible assets	**44,819**	51,738	34,579
	46,112	79,259	36,245
Stocks	**5,052**	7,682	2,564
Debtors	**7,965**	12,371	5,001
Short-term investments	**-**	1,521	-
Cash at bank and in hand	**162,612**	237,996	184,814
	175,629	259,570	192,379
Creditors: amounts falling due within one year	**(11,932)**	(24,949)	(17,675)
Net current assets	**163,697**	234,621	174,704
Total assets less current liabilities	**209,809**	313,880	210,949
Creditors: amounts falling due after more than one year	**-**	(651)	-
Provisions for liabilities and charges	**(79)**	(241)	(79)
Net assets	**209,730**	312,988	210,870
Capital and reserves			
Called up capital	**478**	428	434
Share premium account	**355,904**	322,643	338,576
Other reserves	**4,225**	22,232	5,716
Profit and loss account	**(150,877)**	(32,315)	(133,856)
Equity shareholders' funds	**209,730**	312,988	210,870

Bookham Technology plc
Consolidated Cash Flow Statement for the
First Quarter Ended 31 March 2002 – UK GAAP

	Quarter ended		Year ended
	31 March 2002 Unaudited £'000	1 April 2001 Unaudited £'000	31 Dec 2001 Audited £'000
Net cash outflow from operating activities	**(18,858)**	(7,941)	(44,385)
Returns on investments and servicing of finance	**1,461**	3,685	11,100
Capital expenditure and financial investment	**(3,753)**	(16,548)	(41,612)
Acquisition	**(824)**	(6,796)	(6,796)
Management of liquid resources	**-**	4	1,525
Financing	**(228)**	509	(101)
(Decrease)/Increase in cash	**(22,202)**	(27,087)	(80,269)

Bookham Technology plc
Consolidated Statement of Operations – US GAAP

	Before One Time Charges Q1 2002 Unaudited £'00(	One Time Charges Q1 2002 Unaudited £'000	After One Time Charges Q1 2002 Unaudited £'000	Q1 2001 Unaudited £'000	After One Time Charges Q1 2002 Unaudited $'000 (1)
Net revenues:	5,586	-	5,586	11,611	8,044
Cost of net revenues	10,468	270	10,738	13,320	15,463
Gross Loss	(4,882)	(270)	(5,152)	(1,709)	(7,419)
Operating expenses					
Research and development	8,588	514	9,102	10,242	13,107
Selling, general and administrative	3,871	245	4,116	3,896	5,927
IPRD	-	4,197	4,197	-	6,044
Impairment loss	-	-	-	-	-
Stock-based compensation	59	-	59	237	84
Operating loss	(17,400)	(5,226)	(22,626)	(16,084)	(32,581)
Other income (expense)	1,470	-	1,470	3,654	2,115
Loss before income taxes	(15,930)	(5,226)	(21,156)	(12,430)	(30,466)
Provision for income taxes	-	-	-	-	-
Net loss	(15,930)	(5,226)	(21,156)	(12,430)	(30,466)
Net loss per ordinary share and ADS (basic and diluted)	£ (0.11)	£ (0.04)	£ (0.15)	£ (0.10)	$ (0.22)
Weighted average ordinary shares and ADSs outstanding ('000)	138,696	138,696	138,696	127,760	138,696

(1) Translated solely for the convenience of the reader at the rate of $1.44= £1

Bookham Technology plc
Consolidated Balance Sheet – US GAAP

	31 March 2002 Unaudited £'000	31 Dec 2001 Audited £'000	**31 March 2002 Unaudited $'000**
Assets			
Current Assets:			
Cash and cash equivalents	**162,612**	184,814	**234,161**
Accounts receivable	**6,593**	822	**9,494**
Inventories	**5,052**	2,564	**7,275**
Prepaid expenses and other current assets	**1,372**	4,179	**1,976**
Total current assets	**175,629**	192,379	**252,906**
Intangible assets	**7,225**	1,666	**10,404**
Property and equipment	**38,887**	34,579	**55,997**
	221,741	228,624	**319,307**
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and other accrued expenses	**11,932**	17,675	**17,182**
Total current liabilities	**11,932**	17,675	**17,182**
Long term obligations	**-**	-	**-**
Shareholders' equity	**209,809**	210,949	**302,125**
	221,741	228,624	**319,307**

Translated solely for the convenience of the reader at the rate of $1.44 = £1

The principal differences between the company's accounting policies under UK GAAP and those that would have been followed had the financial information been prepared under US GAAP are set out below:

UK/US GAAP Reconciliation – Profit and Loss Account

	Quarter ended	
	31 March 2002	1 April 2001
	Unaudited	Unaudited
	£'000	£'000
Loss on ordinary activities before taxation under UK GAAP	**(16,959)**	(11,736)
Amortisation of intangible assets	**-**	54
National Insurance on stock options	**-**	(748)
IPR&D acquired during Q1 2002	**(4,197)**	-
Loss before income taxes under US GAAP	**(21,156)**	(12,430)

UK/US GAAP Reconciliation – Balance Sheet

	31 March 2002	1 Apr 2001
	Unaudited	Unaudited
	£'000	£'000
Cash under UK GAAP	**162,612**	237,996
Short term investments	**-**	1,521
Cash and cash equivalents and restricted cash under US GAAP	**162,612**	239,517
Intangible assets under UK GAAP	**1,293**	27,521
Acquisition accounting differences	**6,173**	-
Amortisation on acquisition accounting differences	**(241)**	-
Accumulated amortisation of intangibles	**-**	54
Contingent consideration	**-**	(2,250)
Intangible assets under US GAAP	**7,225**	25,325
Tangible fixed assets under UK GAAP	**44,819**	51,738
Acquisition accounting differences	**(6,173)**	-
Depreciation on acquisition accounting differences	**241**	-
Tangible assets under US GAAP	**38,887**	51,738
Shareholders' funds under UK GAAP	**209,730**	312,988
Acquisition accounting differences	**-**	(2,196)
National Insurance liability difference	**79**	241
Shareholders' funds under US GAAP	**209,809**	311,033

Basis of preparation

The quarterly results have been prepared on the basis of the accounting policies set out in the Group's 2001 statutory accounts and Annual Report on Form 20-F, and were approved by the Board of Directors on 29 April 2002.

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the company in respect of the financial year ended 31 December 2001 have been given a report by the company's auditors which was unqualified and did not contain a statement under Section 237(2) of Section 237(3) of that Act.

Summary of significant differences between UK Generally Accepted Accounting Principles ("UK GAAP") and United States Generally Accepted Accounting Principles ("US GAAP")

Acquisition accounting

Under UK GAAP, the total consideration is measured at the date of completion of the acquisition. The difference between the total consideration and the fair value of the net assets acquired represents goodwill, although in assessing the fair value of assets acquired, intangible fixed assets other than goodwill are only recognised if they are separable from the acquired business and then only if their recognition does not create or increase any negative goodwill arising. Under the MOC acquisition only tangible fixed assets were recognised and no intangible fixed assets (including goodwill) were recognised.

Under US GAAP, the consideration is measured at the date of announcement of the acquisition. The difference between the total consideration and the fair value of the net assets and in-process research and development (IPR&D) represents goodwill. If the fair value of the tangible, intangible fixed assets and the IPR&D are in excess of the total consideration then the values of the tangible, intangible fixed assets and IPR&D are reduced proportionally so as to eliminate the negative goodwill arising. IPR&D is charged to the profit and loss account at the date of acquisition and based on an initial valuation represents technology that has not yet reached technological feasibility and had no alternative future uses. The best estimate of the fair value of the IPR&D was determined using the technology contribution approach, which discounts expected future cash flows from projects under development to their net present value.

National Insurance on stock options

Under UK GAAP, the company makes provision for UK National Insurance liabilities on a straight-line basis over the vesting period of the options and as re-measured at each period thereafter until the options have been exercised. Under US GAAP the company recognises the National Insurance provision when options are exercised, in accordance with EITF 00-16, "Recognition and Measurement of Employer Payroll Taxes and Employee Stock-based Compensation".

Cash

Under UK GAAP cash does not include short-term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. Such items are shown as short-term investments. Under US GAAP, deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents except amounts held in collateral accounts as security for outstanding obligations which are classified as restricted cash.

Ends